UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on February 13, 2023: EuroDry Ltd. Reports Results for the Year and Quarter Ended December 31, 2022.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 13, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Year and Quarter Ended December 31, 2022

Maroussi, Athens, Greece – February 13, 2023– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and twelve-month periods ended December 31, 2022.

Fourth Quarter 2022 Highlights:

•

Total net revenues of $15.1 million.

•

Net income attributable to common shareholders of $6.3 million or $2.21 and $2.20 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the quarter of $3.3 million, or, $1.18 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $7.3 million.

•

An average of 10.1 vessels were owned and operated during the fourth quarter of 2022 earning an average time charter equivalent rate of $16,689 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

•

As of February 10, 2023, we had repurchased 147,362 shares of our common stock in the open market for $2.1 million, under our repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Full Year 2022 Highlights:

•

 Total net revenues of $70.2 million.

•

Net income attributable to common shareholders of $33.5 million, or $11.66 and $11.61 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the period was $28.4 million or $9.90 and $9.85 adjusted earnings per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $43.2 million.

•

An average of 10.4 vessels were owned and operated during the twelve months of 2022 earning an average time charter equivalent rate of $21,304 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“The drybulk market declined significantly since October 2022 with the spot rates and Baltic indices for Panamax and Kamsarmax vessels falling by more than 50% while one-year time charter rates declined by about 15%. As our fleet is mostly employed in short term or index-linked charters, the market drop was reflected in our earnings for the quarter.

“Slowdown of imports to China, worldwide economic unease as well as trade seasonality resulted in the drop of demand which coupled with the easing of port congestion resulted in the overall weakness of the market. While it is unclear how quickly the demand factors can be reversed, there are certain developments that could act as catalysts for the recovery of drybulk demand. China’s return to “normality” after the back-and-forth on its COVID policy, end of the war in Ukraine possibly leading to reconstruction of the country and a predictable investment environment with inflation under control could go long way to enabling drybulk demand to return to historically average levels and beyond.

“However, our biggest source of optimism comes from the historically low orderbook as percentage of the fleet which should limit fleet growth over the next 2-3 years. Environmental regulations could further influence supply growth either by forcing some vessels to leave service or reducing their operational speed.

“We believe we are well positioned to take advantage of the developing trends in the market environment despite the low rates in the near term. We are focused on expanding our fleet either by acquisitions of individual vessels or fleets based on our strong balance sheet and, possibly, utilizing our public listing as a consolidation platform. Furthermore, we continue to pursue our share repurchase program as we believe that our share price is currently significantly undervalued.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the fourth quarter of 2022 decreased significantly compared to the same period of 2021 as a result of the time charter equivalent rates our vessels earned during the quarter which were lower by 42.8% compared to the average time charter equivalent rates our vessels earned in the fourth quarter of 2021.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $7,035 per vessel per day during the fourth quarter of 2022 as compared to $6,324 per vessel per day for the same quarter of last year, and $6,698 per vessel per day for the entire year of 2022 as compared to $6,456 per vessel per day for the same period of 2021. The increase is mainly attributable to the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine.

“Adjusted EBITDA during the fourth quarter of 2022 was $7.3 million versus $16.0 million in the fourth quarter of last year. As of December 31, 2022, our outstanding debt (excluding the unamortized loan fees) was $81.9 million, while unrestricted and restricted cash was $37.1 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $23.0 million (excluding the unamortized loan fees).”

Fourth Quarter 2022 Results:

For the fourth quarter of 2022, the Company reported total net revenues of $15.1 million representing a 32.3% decrease over total net revenues of $22.3 million during the fourth quarter of 2022 which was the result of the lower time charter rates our vessels earned in the fourth quarter of 2022 compared to the same period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $6.3 million, as compared to a net income of $16.0 million and a net income attributable to common shareholders of $15.2 million for the same period of 2021.

For the fourth quarter of 2022, voyage expenses, net amounted to $0.8 million as compared to positive voyage expenses of $0.2 million resulting from gain on bunkers in the same period of 2021. Vessel operating expenses were $4.9 million for the fourth quarter of 2022 as compared to $3.7 million for the same period of 2021. The increase is mainly attributable to the increased number of vessels operating in the fourth quarter of 2022 compared to the corresponding period in 2021 as well as the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine. Depreciation expense for the fourth quarter of 2022 amounted to $2.6 million, as compared to $2.3 million for the same period of 2021. This increase is due to the higher number of vessels operating in the fourth quarter of 2022 as compared to the same period of 2021. General and administrative expenses for the fourth quarter of 2022 remained at the same level of $0.9 million compared to the fourth quarter of 2021. During the fourth quarter of 2022, one of our vessels completed her special survey with drydocking, which has commenced in the third quarter of 2022, for a drydocking cost for the quarter of $0.4 million, while there were no vessels undergoing drydocking during the fourth quarter of 2021. On September 8, 2022, the Company agreed to sell M/V Pantelis, a 74,020 dwt drybulk vessel, built in 2000, for approximately $9.7 million, resulting in a gain on sale of $2.9 million. The vessel was delivered to her new owners, an unaffiliated party, on October 17, 2022.

Interest and other financing costs for the fourth quarter of 2022 increased to $1.5 million as compared to $0.7 million for the same period of 2021. Interest expense during the fourth quarter of 2022 was higher mainly due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.  For the three months ended December 31, 2022, the Company recognized a gain on four interest rate swaps of $0.1 million and a gain on forward freight agreement (“FFA”) contracts of $0.04 million, as compared to a gain on four interest rate swaps of $0.2 million and a gain on FFA contracts of $1.4 million for the same period of 2021.

On average, 10.1 vessels were owned and operated during the fourth quarter of 2022 earning an average time charter equivalent rate of $16,689 per day compared to 9.0 vessels in the same period of 2021 earning on average $29,157 per day.

Adjusted EBITDA for the fourth quarter of 2022 was $7.3 million compared to $16.0 million achieved during the fourth quarter of 2021.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2022 was $2.21 calculated on 2,833,440 basic and $2.20 calculated on 2,853,273 diluted weighted average number of shares outstanding, compared to $5.38 basic and $5.32 diluted calculated on 2,827,316 basic and 2,859,573 diluted weighted average number of shares outstanding for the third quarter of 2021.

Excluding the effect of the unrealized gain on derivatives and gain on sale of a vessel on the earnings attributable to common shareholders for the quarter, the adjusted earnings attributable to common shareholders for the quarter ended December 31, 2022 would have been $1.18 per share basic and diluted, compared to adjusted earnings of $4.34 per share basic and $4.29 per share diluted for the quarter ended December 31, 2021. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2022 Results:

For the full year of 2022, the Company reported total net revenues of $70.2 million representing a 8.9% increase over total net revenues of $64.4 million during the twelve months of 2021, as a result of the increased number of vessels, partly offset by the lower time charter rates earned by our vessels in the twelve months of 2022 compared to the same period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $33.5 million, as compared to a net income of $31.2 million and a net income attributable to common shareholders of $29.4 million, for the same period of 2021.

For the twelve months of 2022, a gain on bunkers resulted in positive voyage expenses of $2.0 million, as compared to positive voyage expenses of $0.8 million in the same period of 2021. Vessel operating expenses were $19.3 million for the twelve months of 2022 as compared to $13.6 million for the same period of 2021. The increase is attributable to the increased number of vessels operating in  2022 compared to the corresponding period in 2021, as well as the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine. Depreciation expenses for the twelve months of 2022 were $10.8 million compared to $7.7 million during the same period of 2021, mainly due to the higher number of vessels operating in the same period.

On average, 10.4 vessels were owned and operated during the twelve months of 2022 earning an average time charter equivalent rate of $21,304 per day compared to 7.9 vessels in the same period of 2021 earning on average $24,222 per day. In the twelve months of 2022, five vessels underwent special survey and one vessel passed her intermediate survey in water (in lieu of drydock) for a total cost of $4.8 million, while there were no vessels undergoing drydocking in the twelve months of 2021. General and administrative expenses increased to $3.1 million during the twelve months of 2022 as compared to $2.6 million in the last year. This increase is mainly attributable to the increased cost of our stock incentive plan. Related party management fees for the twelve months of 2022 were $3.0 million compared to $2.4 million for the same period of 2021 as a result of the higher number of vessels in our fleet, partly offset by the favorable movement of the euro/dollar exchange rate. On September 8, 2022, the Company agreed to sell M/V Pantelis, a 74,020 dwt drybulk vessel, built in 2000, for approximately $9.7 million, resulting in a gain on sale of $2.9 million. The vessel was delivered to her new owners, an unaffiliated party, on October 17, 2022.

Interest and other financing costs for the twelve months of 2022 amounted to $3.9 million compared to $2.3 million the same period of 2021. Interest expense for the period was higher due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year. For the twelve months ended December 31, 2022, the Company recognized a $2.2 million unrealized gain and a $0.1 million realized loss on five interest rate swaps, as well as a 0.04 million unrealized gain and a $1.1 million realized gain on FFA contracts as compared to a $0.6 million unrealized gain and a $0.3 million realized loss on four interest rate swaps and a $0.1 million unrealized gain and a $4.2 million realized loss on FFA contracts for the same period of 2021. For the twelve months ended December 31, 2021, loss on debt extinguishment was $1.6 million and related to the conversion of part of our related party loan, amounting to $3.3 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment. No such case existed in 2022.

Adjusted EBITDA for the twelve months of 2022 was $43.2 million compared to $42.3 million achieved during the twelve months of 2021.

Basic and diluted earnings per share attributable to common shareholders for the twelve months of 2022 was $11.66, calculated on 2,876,320 basic and $11.61, calculated on 2,889,991diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share attributable to common shareholders of $11.63, calculated on 2,528,507 basic and $11.54, calculated on 2,548,950 diluted weighted average number of shares outstanding, for the same period of 2021.

Excluding the effect of the unrealized gain on  derivatives and the gain on sale of a vessel on the earnings attributable to common shareholders for the year, the adjusted earnings attributable to common shareholders for the year ended December 31, 2022 would have been $9.90 and $9.85 per share basic and diluted, respectively, compared to adjusted earnings of $11.98 and $11.88 per share basic and diluted, respectively, for 2021, after excluding unrealized gain on derivatives and loss on debt extinguishment. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile as of February 13, 2023, is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-23, then until Mar-25	Hire 105% of the Average Baltic Kamsarmax P5TC index**, then 105.5% of the Average Baltic Kamsarmax P5TC index
XENIA	Kamsarmax	82,000	2016	TC until Mar-23, then until Mar-24	Hire 105% of the Average Baltic Kamsarmax P5TC index**, then 105.5% of the Average Baltic Kamsarmax P5TC index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Feb-23	$8,000
GOOD HEART	Ultramax	62,996	2014	Voyage charter until Feb-23	$28,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until Mar-23	$25,750(***)
EIRINI P	Panamax	76,466	2004	TC until Mar-23	$7,200
SANTA CRUZ	Panamax	76,440	2005	TC until Mar-23	$12,000
STARLIGHT	Panamax	75,845	2004	TC until Mar-23	$6,250
TASOS	Panamax	75,100	2000	TC until Feb-23	$4,000 plus a Gross Ballast Bonus of $62,500
BLESSED LUCK	Panamax	76,704	2004	In search of employment	-
Total Dry Bulk Vessels	10	728,975

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The vessel was re-delivered early from the charterer with mutual agreement and was rechartered for the balance of the charter at $7,750/day. The original charterer agreed to effectively pay the difference between the original charter rate ($25,750/day) and the rate of the new charter.

Summary Fleet Data:

	3 months, ended December 31, 2021	3 months, ended December 31, 2022	12 months, ended December 31, 2021	12 months, ended December 31, 2022
FLEET DATA
Average number of vessels (1)	9.0	10.1	7.9	10.4
Calendar days for fleet (2)	828.0	935.6	2,873.9	3,788.6
Scheduled off-hire days incl. laid-up (3)	-	19.5	-	161.3
Available days for fleet (4) = (2) - (3)	828.0	916.1	2,873.9	3,627.3
Commercial off-hire days (5)	1.8	-	1.8	6.1
Operational off-hire days (6)	4.5	2.9	12.6	25.9
Voyage days for fleet (7) = (4) - (5) - (6)	821.7	913.2	2,859.5	3,595.3
Fleet utilization (8) = (7) / (4)	99.2%	99.7%	99.5%	99.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.8%	100.0%	99.9%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	99.7%	99.6%	99.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	29,157	16,689	24,222	21,304
Vessel operating expenses excl. drydocking expenses (12)	5,227	6,038	5,538	5,887
General and administrative expenses (13)	1,097	997	918	811
Total vessel operating expenses (14)	6,324	7,035	6,456	6,698
Drydocking expenses (15)	-	430	34	1,271

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, February 13, 2022 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13736387. Click here for additional participant International Toll-Free access numbers.

Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Fourth Quarter 2022 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2021	2022	2021	2022
Revenues
Time charter revenue	23,742,568	16,081,592	68,506,729	74,569,867
Commissions	(1,422,430)	(964,673)	(4,064,903)	(4,386,498)
Net revenues	22,320,138	15,116,919	64,441,826	70,183,369

Operating expenses
Voyage expenses, net	(215,676)	841,577	(755,998)	(2,025,120)
Vessel operating expenses	3,671,848	4,899,484	13,565,092	19,333,898
Drydocking expenses	149	402,307	97,094	4,816,558
Vessel depreciation	2,261,055	2,574,285	7,656,638	10,757,177
Related party management fees	655,974	749,892	2,350,747	2,968,073
General and administrative expenses	908,492	932,354	2,638,427	3,072,583
Net gain on sale of vessel	-	(2,856,525)	-	(2,856,525)
Total Operating expenses	(7,281,842)	(7,543,374)	(25,552,000)	(36,066,644)

Operating income	15,038,296	7,573,545	38,889,826	34,116,725

Other income / (expenses)
Interest and other financing costs	(662,050)	(1,481,507)	(2,339,023)	(3,853,047)
Loss on debt extinguishment	-	-	(1,647,654)	-
Gain / (loss) on derivatives, net	1,624,371	140,008	(3,765,619)	3,189,610
Foreign exchange (loss) / gain	6,450	(8,342)	5,807	43,085
Interest income	21	44,682	10,484	46,298
Other (expenses) / income, net	968,792	(1,305,159)	(7,736,005)	(574,054)
Net income	16,007,088	6,268,386	31,153,821	33,542,671
Dividend Series B Preferred shares	(240,640)	-	(1,085,902)	-
Preferred deemed dividend	(545,287)	-	(665,287)	-
Net income attributable to common shareholders	15,221,161	6,268,386	29,402,632	33,542,671
Earnings per share, basic	5.38	2.21	11.63	11.66
Weighted average number of shares, basic	2,827,316	2,833,440	2,528,507	2,876,320
Earnings per share, diluted	5.32	2.20	11.54	11.61
Weighted average number of shares, diluted	2,859,573	2,853,273	2,548,950	2,889,991

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	December 31, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,847,426	34,042,150
Trade accounts receivable, net	775,035	7,147,833
Other receivables	1,242,803	346,066
Inventories	770,342	1,057,652
Restricted cash	459,940	1,195,863
Prepaid expenses	314,397	249,024
Derivatives	-	1,437,398
Due from related companies	-	2,416,180
Total current assets	30,409,943	47,892,166

Fixed assets:
Vessels, net	128,492,819	149,022,023
Long-term assets:
Derivatives	210,113	705,970
Restricted cash	2,220,000	1,885,000
Total assets	161,332,875	199,505,159

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,949,720	22,858,087
Trade accounts payable	855,825	2,989,431
Accrued expenses	852,442	1,004,719
Derivatives	289,430	-
Deferred revenue	1,514,543	351,636
Due to related companies	244,587	-
Total current liabilities	17,706,547	27,203,873

Long-term liabilities:
Long term bank loans, net of current portion	64,702,947	58,360,169
Total long-term liabilities	64,702,947	58,360,169
Total liabilities	82,409,494	85,564,042
Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 and 2,902,620 issued and outstanding, respectively)	29,192	29,026
Additional paid-in capital	67,963,707	69,438,938
Retained earnings	10,930,482	44,473,153
Total shareholders' equity	78,923,381	113,941,117
Total liabilities, and shareholders' equity	161,332,875	199,505,159

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2021	2022

Cash flows from operating activities:
Net income	31,153,821	33,542,671
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,656,638	10,757,177
Amortization and write off of deferred charges	298,328	230,589
Loss on debt extinguishment	1,647,654	-
Share-based compensation	230,644	788,725
Gain on sale of vessel	-	(2,856,525)
Unrealized gain on derivatives	(770,715)	(2,222,685)
Changes in operating assets and liabilities	(1,078,079)	(7,254,611)
Net cash provided by operating activities	39,138,291	32,985,341

Cash flows from investing activities:
Cash paid for vessel acquisitions	(36,777,007)	(36,968,389)
Cash paid for vessels capitalized expenses	(46,320)	(817,935)
Net Proceeds from vessel sale	-	9,387,717
Net cash used in investing activities	(36,823,327)	(28,398,607)

Cash flows from financing activities:
Redemption of Series B Preferred shares	(16,606,000)	-
Proceeds from issuance of common stock, net of commissions paid	9,975,312	2,685,602
Cash paid for share repurchase	-	(1,999,262)
Preferred dividends paid	(1,085,902)	-
Offering expenses paid	(219,826)	(12,427)
Loan arrangement fees paid	(760,500)	(150,000)
Proceeds from related party loan	6,000,000	-
Proceeds from long term bank loans	70,700,000	20,000,000
Repayment of related party loan	(2,700,000)	-
Repayment of long term bank loans	(42,697,000)	(17,515,000)
Net cash provided by financing activities	22,606,084	3,008,913

Net increase in cash, cash equivalents and restricted cash	24,921,048	7,595,647
Cash, cash equivalents and restricted cash at beginning of year	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of year	29,527,366	37,123,013

Cash breakdown

Cash and cash equivalents	26,847,426	34,042,150
Restricted cash, current	459,940	1,195,863
Restricted cash, long term	2,220,000	1,885,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	29,527,366	37,123,013

EuroDry Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2022
Net income	16,007,088	6,268,386	31,153,821	33,542,671
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	662,029	1,436,825	3,976,193	3,806,749
Vessel depreciation	2,261,055	2,574,285	7,656,638	10,757,177
Unrealized gain on Forward Freight Agreement derivatives	(2,680,302)	(40,830)	(134,010)	(40,830)
Gain on interest rate swap derivatives	(201,070)	(99,178)	(334,800)	(2,043,940)
Gain on sale of vessel	-	(2,856,525)	-	(2,856,525)
Adjusted EBITDA	16,048,800	7,282,963	42,317,842	43,165,302

Adjusted EBITDA Reconciliation:

 EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, loss on debt extinguishment, unrealized gain on Forward Freight Agreements (“FFAs”), gain on interest rate swap derivatives and gain on sale of a vessel.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, interest and other financing costs, loss on debt extinguishment, unrealized gain on FFAs, gain on interest rate swap derivatives, gain on sale of a vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2022
Net income	16,007,088	6,268,386	31,153,821	33,542,671
Unrealized gain on derivatives	(2,960,106)	(58,161)	(770,715)	(2,222,685)
Loss on debt extinguishment	-	-	1,647,654	-
Gain on sale of vessel	-	(2,856,525)	-	(2,856,525)
Adjusted net income	13,046,982	3,353,700	32,030,760	28,463,461
Preferred dividends	(240,640)	-	(1,085,902)	-
Preferred deemed dividend	(545,287)	-	(665,287)	-
Adjusted net income attributable to common shareholders	12,261,055	3,353,700	30,279,571	28,463,461
Adjusted earnings per share, basic	4.34	1.18	11.98	9.90
Weighted average number of shares, basic	2,827,316	2,833,440	2,528,507	2,876,320
Adjusted earnings per share, diluted	4.29	1.18	11.88	9.85
Weighted average number of shares, diluted	2,859,573	2,853,273	2,548,950	2,889,991

Adjusted net income and Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income before unrealized gain on derivatives, which includes FFAs and interest rate swaps, gain on sale of vessel and loss on debt extinguishment. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivatives, gain on sale of vessel and loss on debt extinguishment, which may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income  or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income  and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 10 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and one Supramax drybulk carrier. EuroDry’s 10 drybulk carriers have a total cargo capacity of 728,975 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com